THE ARMY AND NAVY BUILDING	1627 I STREET, NW	SUITE 1100WASHINGTON, DC 20006-1605

202.912.4800	1.800.540.1355	www.cozen.com

October 16, 2012	F. Alec Orudjev
Direct Phone 202-912-4842
aorudjev@cozen.com

Ms. Mary Beth Breslin Senior Attorney Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Re:	Cytomedix, Inc. Registration Statement on Form S-3 (the “Registration Statement”) Filed August 31, 2012 File No. 333-183703

Dear Ms. Breslin:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated September 27, 2012 (the “Comment Letter”) relating to the above-referenced filing of Cytomedix, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. In addition, the Company is filing its Amendment No. 1 to the above-referenced Registration Statement (the “Amendment No. 1”) to include certain additional disclosures responsive to the comments below.

Fee Table

1. We note that you are seeking to register the resale of shares issuable upon the exercise of warrants, of which only 30% appear to be currently exercisable. We note that the remaining 70% of these warrants are exercisable only upon the issuance of the third post- closing consideration mentioned in section 2.4 of the Exchange and Purchase Agreement filed as exhibit 2.1 to your Form 8-K filed on February 9, 2012. As it does not appear that the issuance of the third post-closing consideration has yet occurred, please tell us why you believe it is appropriate to register for resale the shares underlying the warrants that are not yet exercisable. Alternatively, revise your fee table to remove the shares underlying warrants not yet exercisable from registration.

October 16, 2012

Response: As disclosed in the Company’s Current Report on Form 8-K filed February 9, 2012 (the “8-K”), in February 2012, the Company completed sales of shares of its common stock and warrants (the shares underlying these warrants are the shares included in the registration statement and referenced in the staff’s comment) to purchase shares of common stock for gross proceeds of $5 million. Each warrant sold expires December 31, 2014 and, subject to call provisions of the warrant, is exercisable as follows: immediately on February 8, 2012 (the issuance date), for up to 30% of the total shares of the Company’s common stock exercisable under the warrant, and upon issuance of the third post-closing consideration relating to the Aldagen acquisition, for the remaining balance of the shares underlying the warrant. The third post-closing consideration relating to the Aldagen acquisition is payable based on the progress of one of the Company’s clinical trials.

The staff’s CD&I Question 139.11, states:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.”

Based on a review of the staff’s guidance in CD&I Question 139.11, the Company believes the sale of the shares of common stock and warrants constituted a completed a Section 4(2) sale of both the common stock and the warrants, and, as such, the Company would be permitted to register the resale of the securities in the current registration statement. More specifically, the closing date of the private offerings was February 8, 2012, at which point and as a part of the closing, the Company issued the warrants to the purchasers thereof. The Company sold the securities in these offerings in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act of 1933, as amended. The purchasers of the warrants became irrevocably bound to acquire the securities prior to the filing of the resale registration statement and the purchase price was established at the time of the private placement and was not contingent on the market price of the Company’s securities at the time of effectiveness of the registration statement.

In the present circumstance, the warrants have been issued and the vesting schedule described above only pertains to the question of when the shares of common stock underlying the warrants may be exercised. Subsequently, the Company filed a registration statement on Form S-3 to register the resale by the purchasers of the privately placed warrants, among others, the common stock shares underlying such warrants. The Company believes that all conditions necessary prior to the filing of the resale registration statement have been satisfied and, therefore, it is appropriate for the Company to register the full extent of the shares of common stock issuable under the warrants.

2. We note that footnote (1) as written appears to exceed the scope of Rule 416. Please revise the footnote to track the language of Rule 416.

Response: Footnote (1) has been revised and amended to track the language of SEC Rule 416.

Prospectus Summary, page 1

3. Please revise your Summary to highlight your current financial position, including quantified disclosure of your history of net losses, accumulated deficit, and substantial indebtedness, as well as your audit report containing an explanatory paragraph that substantial doubt exists as to your ability to continue as a going concern. Please also quantify the amount of cash that you are spending per month and how long your present funds will last at your current monthly rate. Finally, please also disclose any liquidity sources and what your capital needs will be for the near term.

Response: The Summary section has been revised and the sentence in question deleted in its entirety to address the comment above.

October 16, 2012

Risk Factors, page 3

4. Please revise to eliminate the third sentence of the italicized introductory paragraph and revise as necessary to include a discussion of all material risks in your risk factor section.

Response: The said sentence has been deleted in the Amendment No. 1 and the Risk Factors section is revised accordingly.

We may need substantial additional financing..., page 3

5. We note your disclosure that you have registered over 12 million shares for sale by Lincoln Park Capital pursuant to an equity line financing arrangement that ends in January 2013. Here and elsewhere in your document, as appropriate, please revise to quantify the number of these shares that remain unsold.

Response: The disclosures in question as they appear on p. 3 and elsewhere in the prospectus have been revised to address the comment above.

Signatures, page 27

6. Please revise to indicate below the second paragraph of text required on the signature page who is signing in the capacity of controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-3.

Response: The signature page has been revised to address the comment above.

Exhibit 5.1

7. Please file an opinion that does not contain the limitation on reliance contained in the penultimate sentence of the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, available on the Commission’s website.

Response: The last two sentences of the opinion have been deleted in their entirety, consistent with the guidance set forth in Staff Legal Bulletin No. 19.

Exhibits 23.1, 23.2 and 23.3

8. We reference the disclosure in Exhibit 23.2 that the copy of the audit report in the Form 10- K includes a typographical error in the date. Please amend your December 31, 2011 Form 10-K incorporated by reference in this Registration Statement to include an audit report with the correct date. Please also have your auditors remove the language related to the error in their audit report in the updated consent.

Response: Please note that concurrently with this submission, the Company is filing Amendment No. 1 to its December 31, 2011 Annual Report on Form 10-K to correct the audit report date, as noted above. In addition, the Company’s prior auditing firm, PricewaterhouseCoopers LLP, removed the language related to the error in the updated consent.

October 16, 2012

9. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

Response: Comment noted.

***********

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*********

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O’CONNOR

/s/ Alec Orudjev

Cc:	(via email)
Martin P. Rosendale, CEO
Andrew Maslan, CFO
David Jorden, Executive Chairman
Ralph V. De Martino, Esq.